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harvey.kesner@haynesboone.com
December 27, 2007

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	ZVUE Corporation Amendment No. 1 to Registration Statement on Form S-3 Initially Filed November 21, 2007 File No. 333-147574

Dear Mr. Owings:

Reference is made to the letter dated December 12, 2007 (the “Comment Letter”) addressed to Mr. Jeff Oscodar, Chief Executive Officer of ZVUE Corporation (the “Company”), setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Registration Statement on Form S-3 filed by the Company on November 21, 2007 with the Securities and Exchange Commission (the “Commission”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment. We are also sending courtesy copies of this letter to you by Federal Express.

General

Comment No. 1:

General Instruction I.A.3.(b) of Form S-3 requires that as a condition of using Form S-3 that a registrant has timely filed all required reports during the last twelve months. We note that your current reports on Form 8-K filed on March 29, 2007 and April 24, 2007 were not filed as Item 3.02 reports and it would appear that this item requirement was triggered. Please advise us as to why you believe that you are eligible to use Form S-3 when it does not appear that you timely filed all required reports during the last twelve months.

Response:

As previously discussed with the Staff on December 13, 2007, the Company does not believe that the Form 8-K filed on April 24, 2007 (the “April 8-K”), triggered an Item 3.02 requirement. Item 3.02(b) of Form 8-K provides that, in the case of a small business issuer, no report need be filed under Item 3.02 if the equity securities sold, in the aggregate since the issuer’s last periodic report, constitutes less than 5% of the number of shares outstanding of the class of equity securities sold. The Company filed its annual report on Form 10-KSB with the Commission on April 2, 2007. As of April 24, 2007, the number of shares of the Company’s common stock issued since the date of the Form 10-KSB, inclusive of the shares of common stock described in the April 8-K, constituted approximately 1.65% of the Company’s outstanding shares of common stock. Therefore, the Company does not believe that the April 8-K triggered an Item 3.02 disclosure requirement.

Also as previously discussed with the Staff on December 13, 2007, with respect to the Form 8-K filed on March 29, 2007 (the “March 8-K”), the Company notes that the disclosures provided under Item 2.01 of the March 8-K and the exhibits attached thereto contained substantially the same disclosure required by Item 3.02 and Item 701 of Regulation S-B including (a) the date, title and amount of securities sold, (b) the person to whom the securities were sold, (c) the transaction and type of consideration received by the Company and (d) the exemption from registration under which the Company issued the securities. Therefore, the Company believes that it timely complied with its 8-K obligation concerning the matters described in the March 8-K.

Comment No.2:

We note that you are registering the sale of just under 26 million shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

Response:

The Company believes that question D.29 of the Commission’s July 1997 Manual of Publicly Available Telephone Interpretations (“Question D.29”) supports the view that the registration statement relates to a valid secondary offering, and not any primary offering.

Question D.29 provides that “the question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” We have addressed each of these factors below and do not believe under any of the factors that the selling stockholders could reasonably be considered to be a conduit for the Company.

(1) How long the selling stockholders have held the shares?

The shares of common stock being registered in the Registration Statement relate to the following four transactions:

(a)
The issuance of 268,595 shares of common stock to Kieran O’Neill in connection with the Company’s acquisition of HolyLemon.com, an internet website featuring humorous user-generated media, from Mr. O’Neill. The Company granted Mr. O’Neill customary “piggy back” registration rights with respect to the shares. The transaction was completed on April 20, 2007, and as of the date hereof, Mr. O’Neill has held the shares of common stock being registered for over eight months. The Company believes that such holding period sufficiently demonstrates Mr. O’Neill’s investment intent with respect to such shares and that he has born the economic risk of an investment in the Company.

(b)
On June 27, 2007, the Company sold an aggregate of $1,425,000 principal amount of 8% promissory notes due July 31, 2007 (the “2007 Notes”). On July 31, 2007, the Company exercised an option to require the holders of 2007 Notes, to exchange such notes for 8% promissory notes due June 26, 2008 (the “2008 Notes”). Under the terms of the 2007 Notes, upon exercise of the exchange option , the Company was required to issue the investors warrants to purchase a number of shares of our common stock equal to thirty-five percent (35%) of the principal amount of the 2007 Notes (the “Note Warrants”). On July 31, 2007, the Company issued Note Warrants to purchase 498,750 shares of common stock at an exercise price of $1.90 per share to the investors in the 2007 Notes. The Company granted the investors customary “piggy back” registration rights with respect to the shares of common stock issuable upon exercise of the Note Warrants. As of the date hereof, the investors have held the Note Warrants for approximately five months.

The Company also issued warrants to purchase 182,250 shares of common stock to the Chicago Investment Group on July 31, 2007, for serving as placement agent in connection with the sale of the 2007 Notes. The Company granted the Chicago Investment Group customary “piggy back” registration rights with respect to the shares of common stock issuable upon exercise of such warrants. As of the date hereof, the Chicago Investment Group has held such warrants for a period of approximately five months.

The Company believes that the respective holding periods of the investors in the 2007 Notes and the Chicago Investment Group sufficiently demonstrate such persons’ respective investment intents with respect to such shares and that they have born the economic risk of an investment in the Company.

(c)
On October 31, 2007, the Company sold and issued (i) $23 million principal amount of Senior Secured Convertible Debentures (the “YA Debentures”), (ii) warrants to purchase 3,026,316 shares of common stock at an exercise price of $1.90 per share and (iii) warrants to purchase 2,751,196 shares of common stock at an exercise price of $2.09 per share (together, the “YA Warrants”) to YA Global Investments, L.P. The Company also issued YA Global Investments 680,000 shares of its common stock as a commitment fee (the “Commitment Shares”). The YA Debentures are convertible into shares of the Company’s common stock at an exercise price of $1.90 per share at YA Global Investments’ option. In addition, the Company may make monthly repayments of principal and interest in shares of the Company’s common stock at a conversion price equal to the lesser of (i) $1.90 per share or (ii) the price that shall equal 90% of the lowest volume-weighted average price of the Company’s common stock during the 10 consecutive trading days immediately preceding the payment date. The Company may not effect any conversion of the YA Debentures or any exercise of the YA Warrants that would result in YA Global Investments owning in excess of 9.99% of the Company’s common stock, unless waived by YA Global Investment upon 65 days prior notice. Moreover, the first scheduled principal and interest payments on the YA Debentures are not due until March 3, 2008. The Company has agreed to use its best efforts to cause a registration statement covering shares of common stock underlying the YA Debentures, the YA Warrants and the Commitment Shares by February 28, 2007. As of the date hereof, YA Global Investments has held the YA Debentures, the YA Warrants and the Commitment Shares for approximately two months. Assuming that YA Global Investments does not exercise its option to convert the principal amount of the YA Debentures or waive the 9.99% limitation on conversion or exercise, the entire principal amount of the YA Debentures may not be fully converted into shares of the Company’s common stock until the maturity date of the YA Debentures, which is October 31, 2010. The Company believes that the current two month holding period when combined with any additional period prior to the conversion of the YA Debentures and the exercise of the YA Warrants sufficiently demonstrates YA Global Investments’ investment intent with respect to the shares and that YA Global Investments will bear the economic risk of an investment in the Company.

In addition, on October 31, 2007, the Company sold and issued (i) $5,124,170 principal amount of Junior Secured Convertible Debentures (the “Junior Debentures”), (ii) warrants to purchase 674,234 shares of common stock at an exercise price of $1.90 per share and (iii) warrants to purchase 612,942 shares of common stock at an exercise price of $2.09 per share (together, the “Additional Warrants”) to certain accredited investors. The Junior Debentures are convertible into the Company’s shares of common stock at an exercise price of $1.90 per share at each investor’s option. In addition, the Company may make monthly repayments of principal and interest in shares of the Company’s common stock at a conversion price equal to the lesser of (i) $1.90 per share or (ii) the price that shall equal 90% of the lowest volume-weighted average price of the Company’s common stock during the 10 consecutive trading days immediately preceding the payment date. The Company may not effect any conversion of the Junior Debentures or any exercise of the Additional Warrants that would result in an investor owning in excess of 9.99% of the Company’s common stock, unless waived by such investor upon 65 days prior notice. Moreover, the first scheduled principal and interest payments on the Junior Debentures are not due until March 13, 2008. The Company has agreed to use its best efforts to cause a registration statement covering shares of common stock underlying the Junior Debentures and the Additional Warrants by February 28, 2007. As of the date hereof, the investors have held the Junior Debentures and the Additional Warrants for approximately two months. Assuming that the investors do not exercise their option to convert the principal amount of the Junior Debentures or waive the 9.99% limitation on conversion or exercise, the entire principal amount of the Junior Debentures may not be fully converted into shares of the Company’s common stock until the maturity date of the Junior Debentures, which is November 10, 2010. The Company believes that the current two month holding period when combined with any additional period prior to the conversion of the Junior Debentures and the exercise of the Additional Warrants sufficiently demonstrates each investor’s investment intent with respect to the shares and that each investor will bear the economic risk of an investment in the Company.

(d)
On October 31, 2007, the Company issued an aggregate of 3,887,099 shares of its common stock to Eric’s Universe, Inc. (f/k/a eBaum’s World, Inc.) as part of the purchase price for the assets of eBaum’s World. The Company is registering 2,252,043 shares of such 3,887,099 shares on behalf of Eric’s Universe. Of such 2,252,043 shares that the Company is registering, 1,990,605 shares are held in escrow. These shares of common stock will be released from escrow in 23 monthly installments commencing on December 31, 2007. The 261,348 shares of common stock that are not held in escrow were issued on June 22, 2007, and as of the date hereof, Eric’s Universe has held such shares for approximately six months. The Company believes that such holding period along with the 23 month period before all shares being registered will be released from escrow sufficiently demonstrate Eric’s Universe’s investment intent with respect to the shares and that it will bear the economic risk of an investment in the Company.

(2) Under what circumstances did the selling stockholders receive their shares?

As described in (a)-(d) above, the selling stockholders received all of the shares being registered in the Registration Statement in heavily negotiated, arm’s-length transactions in which the selling stockholders were represented by their own legal counsel and advisors.

(3) Are there any relationships between the Company and the selling stockholders?

Except for Carl Page, who purchased Junior Debentures and Additional Warrants, no selling stockholder is currently, or has ever been, an affiliate of the Company. Moreover, except for Kieran O’Neill and Eric Bauman, who have consulting and/or employment agreements with the Company or one of its subsidiaries, there are no relations of any kind between the Company and the selling stockholders. Furthermore, to the Company’s knowledge, (except for Eric Bauman and Eric’s Universe) there are no relationships between the selling stockholders that would cause the Company to believe that any of the selling stockholders are affiliates of each other or that would indicate there is any agreement between the selling stockholders with respect to the disposition of the Company’s securities.

(4) How many shares are involved?

The Company is seeking to register 25,935,158 shares of common stock under the Registration Statement. Only 3,350,338 of such 25,935,158 shares are currently outstanding. The remaining shares to be registered are underlying the Note Warrants, YA Debentures, the YA Warrants, the Junior Debentures, the Additional Warrants and the various warrants issued to the Chicago Investment Group.

(5) Are any selling stockholders in the business of underwriting securities?

Except for the Chicago Investment Group, to the Company’s knowledge and belief, no selling stockholder is in the business of underwriting securities. Of the 25,935,158 shares that are being registered, only 219,179 shares underlying warrants are being registered on behalf of the Chicago Investment Group.

(6) Do any circumstances indicate that the selling stockholders are acting as a conduit for the Company?

None of the selling stockholders is acting as a conduit for the Company. As discussed above, the selling stockholders are not now, nor have they ever been, affiliates of the Company. Furthermore, as stated above, the selling stockholders in some instances have already held the securities being registered for several months and may not be able to resell all of the shares of common stock being registered under the Registration Statement for up to three years. The Company believes that these facts strongly support its view that no selling stockholder is acting as a conduit of the Company.

In conclusion, as a result of the facts and arguments set forth above, especially the fact that no selling stockholders, other than Carl Page, are affiliates of the Company and that the shares will probably be disposed of over a period of up to three years, we believe that the offerings are secondary offerings, thus allowing the Company to rely on Rule 415(a)(1)(i).

Furthermore, without conceding that this offering is a primary offering, the Company believes that it is eligible to conduct a primary at the market offering on Form S-3. On the filing date of the Registration Statement, November 21, 2007, the number of outstanding shares of the Company’s common stock held by non-affiliates combined with the shares of common stock issuable upon conversion or exercise of the YA Debentures, the YA Warrants, the Junior Debentures, the Additional Warrants, the Note Warrants and the warrants issued to the Chicago Investment Group included in the Registration Statement was approximately 41,340,559 shares. Based on the closing sale price of the Company’s common stock of $2.01 per share on November 21, 2007, the market value of the Company’s common equity was $83,032,213.

Comment No. 3:

For each selling stockholder, please describe the transaction in which they acquired the shares that they are offering for resale. While it appears that you describe the issuance of shares, debentures and warrants in connection with the acquisition of eBaum's World, Inc. it does not appear that you explain, for example, the 149,700 shares “issued in connection with a previous private placement.”

Response:

The Company has revised the prospectus on page 4 to include the requested disclosure.

Comment No. 4:

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transactions that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the convertible debenture transactions (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible debentures in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible debentures and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible debentures.

Response:

The Company has revised the prospectus on page 24 to include the requested disclosure.

Comment No. 5:

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of any conversion discount for the securities underlying the convertible debentures, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible debentures on the date of the sale of the convertible debentures;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible debentures, calculated as follows:

•	if the conversion price per share is set at a fixed price, use the price per share established in the convertible debentures; and

•
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate, if any, and the market rate per share on the date of the sale of the convertible debentures and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible debentures (assuming no interest payments and complete conversion throughout the term of the convertible debentures);

•
the combined market price of the total number of shares underlying the convertible debentures, calculated by using the market price per share on the date of the sale of the convertible debentures and the total possible shares underlying the convertible debentures;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible debentures calculated by using the conversion price on the date of the sale of the convertible debentures and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible debentures, calculated by subtracting the total conversion price on the date of the sale of the convertible debentures from the combined market price of the total number of shares underlying the convertible debentures on that date.

If there are provisions in the convertible debentures that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response:

The Company has revised the prospectus on page 24 to include the requested disclosure.

Comment No. 6:

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders. We may have further comment.

Response:

The Company has revised the prospectus on page 24 to include the requested disclosure.

Comment No. 7:

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible debenture transactions;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment four above;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible debentures and any other warrants or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment four and comment six.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments as disclosed in response to comment four and the total possible discount to the market price of the shares underlying the convertible debentures as disclosed in response to comment five divided by the net proceeds to the issuer from the sale of the convertible debentures, as well as the amount of that resulting percentage averaged over the term of the convertible debentures.

Response:

The Company has revised the prospectus on page 24 to include the requested disclosure.

Comment No. 8:

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible debenture transactions that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible debentures, warrants or other securities.

Response:

The Company has revised the prospectus on page 24 to include the requested disclosure.

Comment No. 9:

Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible debentures; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible debentures.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:

The Company believes that a materially complete description of the YA Debenture and Junior Debenture transactions, the acquisition of eBaum’s World and the other transactions to which the Registration Statement relates and all agreements between the Company and the selling stockholders are included in the Company’s reports filed with the Commission pursuant to Sections 13 and 14 of the Securities Exchange Act of 1934, as amended, including without limitation the Company’s Definitive Consent Solicitation Statement on Schedule 14A filed with the Commission on October 18, 2007, and the Company’s Current Report on Form 8-K filed with the Commission on November 5, 2007, which reports are incorporated by reference into the prospectus. Therefore, the Company does not believe that any additional discussion or disclosure regarding these transactions is required or would be helpful to investors.

Comment No. 10:

Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

Response:

The Company is registering 12,105, 264 shares of common stock underlying the YA Debentures and 2,696,942 shares underlying the Junior Debentures. The Company determined the number of shares that it is seeking to register with respect to YA Debentures and the Junior Debentures by dividing the aggregate principal amount of such instruments by the fixed conversion price thereof of $1.90 per share. The Company is also registering 7,782,614 shares issuable upon the exercise of warrants to purchase 7,782,614 shares of its common stock, and 3,350,338 issued and outstanding shares of its common stock. The Company has revised the prospectus on page 4 to include the requested disclosure. The Company hereby confirms that the number of shares of common stock registered in the fee table is consistent with the shares listed in the “Selling Stockholders” section of the prospectus.

Selling Stockholders, page 19

Comment No. 11:

You state that certain holders have contractually agreed to restrict their ability to exercise the warrants and receive shares of your common stock such that the number of shares of your common stock held by them and their affiliates after the exercise does not exceed 9.99% of the issued and outstanding shares of your common stock. Please tell us and disclose in your document whether this restriction can be waived.

Response:

The Company has revised the prospectus on page 20 to include the requested disclosure.

Part II

Item 16 Exhibits

Comment 12:

Please revise to file as an exhibit, or incorporate by reference, the relevant purchase agreements and forms of debentures and warrants that were issued in connection with the private placement of the shares being registered for resale.

Response:

The Company has revised Part II of the Registration Statement on page II-2 to include the requested disclosure.

Item 17 Undertakings, page II-3

Comment No. 13:

Please include all appropriate undertakings as required by Item 512(a) of Regulation S-K.

Response:

The Company notes the Staff’s comment. Please be advised that the Company is a small business issuer and the Company believes that is has provided all appropriate undertakings required under Item 512(a) of Regulation S-B.

***

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 659-4973 or Greg Kramer at (212) 659-4984.

Sincerely,

/s/ Harvey J. Kesner, Esq.

Harvey J. Kesner, Esq.